March 22, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Ms. Barbara Jacobs, Assistant Director

Re:	Aruba Networks, Inc.
Registration Statement on Form S-1 File No. 333-139419
Acceleration Request

Requested Date: Requested Time:	March 26, 2007 2:30 PM Eastern Time
Ms. Jacobs:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aruba Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of the effectiveness of the Registration Statement by telephone call to Jon Avina, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300.

     Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Jon Avina via facsimile at (650) 493-6811 and via mail to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely, ARUBA NETWORKS, INC.
By:	/s/ Steffan Tomlinson
Steffan Tomlinson
Chief Financial Officer